[GRAPHIC OMITTED] Galicia

FOR IMMEDIATE RELEASE

Banco de Galicia y Buenos Aires S.A.
Phone   (54-11) 6329-6430
Fax     (54-11) 6329-6494
www.e-galicia.com

              BANCO DE GALICIA Y BUENOS AIRES S.A. REPORTS EARNINGS
                      FOR THE QUARTER ENDED MARCH 31, 2008

(Buenos Aires, Argentina, May 9, 2008) - Banco de Galicia y Buenos Aires S.A. (the "Bank", Buenos Aires Stock Exchange: GALI) today announced its financial results for the quarter ended March 31, 2008.

o Net income for the first quarter of FY 2008 amounted to Ps.38.7 million, with a Ps.74.9 million increase from the Ps.36.2 million loss recorded in the same quarter of the prior year.

o The Bank's adjusted net operating income (1) was approximately 44% greater than in the first quarter of FY 2007, as a consequence of the increase in the Bank's level of activity and the change in the composition its of assets and liabilities, which caused an improvement in the financial margin.

o The Bank continued expanding significantly the volume of its business with the private sector. As of March 31, 2008, the Bank's credit exposure to that sector reached Ps.14,148 million, representing a 36.5% increase from the level as of the same date of the prior year. This increase was mainly concentrated in middle-market companies and individuals, as shown by the growth of our loans to these sectors, of 57.2% and 41.5%, respectively. The Bank's market share of private-sector loans reached 7.79% as of March 31, 2008, 0.30 percentage points higher than in the same date of the prior year.

o Deposits in Argentina amounted to Ps.13,635 million, with a 17.0% increase in the twelve months ended March 31, 2008 and a 21.4% annualized increase during the quarter. As of the end of the quarter, the Bank's estimated market share of private-sector deposits was 8.21%.

o By the end of the first quarter, we began implementing the change of our brand's image, a decision of a strategic nature that accompanies the constant development of our products and services. This change is focused on visually communicating our identity in a more modern way and on achieving a greater consistency between our identity and its visual representation.

----------
     (1) Adjusted net operating income: net adjusted financial income (2) plus net income from services.
     (2) Adjusted net financial income: Financial Income excluding the adjustment to the valuation of Secured Loans, securities included in the Argentine debt exchange and Bogar, in accordance with Argentine Central Bank rules, plus net financial income on margin requirements on repo transactions (the latter are recorded under" Miscellaneous Income/Loss").

NET INCOME FOR THE QUARTER ENDED MARCH 31, 2008

In the first quarter of FY 2008, the Bank recorded a Ps.38.7 million profit, compared with a Ps.36.2 million loss in the same quarter of the previous year.

Excluding the Ps.6.1 million profit from the adjustment to the valuation of public-sector assets and the Ps.2.7 million loss from the amortization of amparo claims, the adjusted net income for the first quarter of FY2007 amounted to Ps.35.3 million, compared to a Ps.45.1 million profit in the same quarter of the prior year. The latter figure excludes the Ps.50.8 million loss from the adjustment to the valuation of public-sector assets and from the swap of Secured Loans for Boden 2012, and the Ps.30.5 million loss from the amortization of differences for amparo claims).

During the first quarter of FY2008, a Ps. 2.7 million loss from amortization of differences for amparo claims was recorded because the Bank reached the percentage of computable capital that Argentine Central Bank regulations establish as the limit to deferred amounts.

The quarter's adjusted net operating income increased by Ps.160.2 million. This increase was more than offset by higher administrative expenses (which were up Ps.101.4 million), higher loan loss provisions (which were up Ps.35.8 million) and lower net other income (which dropped Ps.33.5 million).

The adjusted net operating income for the quarter totaled Ps.528.0 million, up 43.6% from the Ps.367.8 million recorded in the first quarter of the prior year. This increase was due both to a higher adjusted net financial income (up Ps.88.1 million) and a higher net income from services (up Ps.72.1 million).

                                                                                      In pesos
----------------------------------------------------------------------------------------------
                                                               FY 2008                 FY 2007
Table I                                                      ---------   ---------------------
Earnings per Share                                             1(st) Q     4(th) Q     1(st) Q
----------------------------------------------------------   ---------   ---------   ---------
Average Shares Outstanding (in thousands) (*)                  562,327     562,327     468,662
Shares Outstanding (in thousands) (*)                          562,327     562,327     468,662
Book Value per Share                                             3.198       3.129       2.618
Earnings per Share                                               0.069       0.091      (0.077)

(*)  During August 2007, 93.7 million new shares were issued.

[GRAPHIC OMITTED] Galicia                                                      2

INFORMATION DISCLOSURE

The data shown in the tables of this report and the consolidated financial statements correspond to Banco de Galicia y Buenos Aires S.A. consolidated with the subsidiaries under its direct or indirect control. The "Bank" refers to the consolidated Banco de Galicia y Buenos Aires S.A., unless there is a clarification of the contrary.

The Bank's consolidated financial statements and the figures included in the different tables of this report correspond to Banco de Galicia y Buenos Aires S.A., Banco Galicia Uruguay S.A. ("Galicia Uruguay") and its subsidiaries, Tarjetas Regionales S.A. and its subsidiaries, Galicia Factoring y Leasing S.A., and Galicia Valores S.A. Sociedad de Bolsa. Beginning in the fourth quarter of FY 2007, the financial statements of Galicia Administradora de Fondos S.A. consolidate directly with those of the Bank.

FIRST QUARTER OF FY 2008 RESULTS

                                                                                   Percentages
----------------------------------------------------------------------------------------------
                                                               FY 2008                 FY 2007
Table II                                                     ---------   ---------------------
Profitability and Efficiency                                   1(st) Q     4(th) Q     1(st) Q
----------------------------------------------------------   ---------   ---------   ---------
Return on Average Assets (*)                                      0.75        1.04       (0.58)
Return on Average Shareholders' Equity (*)                        8.68       11.89      (11.43)
Financial Margin (*) (1)                                          5.15        4.52        2.26
Net Income from Services as a % of Operating Income (2)          51.87       54.95       66.24
Net Income from Services as a % of Administrative Expenses       74.09       73.06       75.22
Administrative Expenses as a % of Operating Income (2)           70.01       75.21       88.06

(*)  Annualized.
(1) Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)  Operating Income: Net Financial Income plus Net Income from Services.

Net financial income for the first quarter of FY 2008 was Ps.254.2 million, up Ps.151.3 million from the first quarter of the previous fiscal year. Excluding the Ps.6.1 million gain from the adjustment to the valuation of public-sector assets and including the financial results on margin requirements of repo transactions (a Ps.5.9 million profit), the Bank's adjusted net financial income for the first quarter of FY 2008 amounted to Ps.254.0 million. Calculated in the same manner, the adjusted net financial income for the first quarter of FY 2007 was Ps.165.9 million.

The quarter's net financial income includes a Ps.17.8 million profit from quotation differences, net of the results from foreign-currency forward transactions. This profit was composed of a Ps.23.6 million gain from FX brokerage and a Ps.5.8 million loss from the valuation of the Bank's foreign-currency net position. In the same quarter of the prior year, the gain from quotation differences was of Ps.13.5 million (composed by a Ps.15.8 million gain from FX brokerage and a Ps.2.3 million loss from the valuation of the foreign-currency net position).

The quarter's adjusted net financial income before quotation differences amounted to Ps.236.2 million, compared to a Ps.152.4 million income in the same quarter of 2007. This result was mainly the consequence of the profits associated with the peso-denominated and the CER-adjusted matched portfolios and with the funding of CER-adjusted assets with, mainly, peso-denominated liabilities. These profits were partially offset by the loss on the foreign-currency denominated matched portfolio.

The significant increase in the adjusted net financial income was a consequence of: (i) a significant increase in income from financial intermediation with the private sector (resulting from a Ps.2,999 million increase in the volume of average loans to the private sector during the year together with a 196 basis points ("b.p.") increase in the average lending rate), and (ii) a decrease in the cost of funds resulting from the change in the composition of liabilities, as a consequence of the repayment of all of the debt with the Argentine Central Bank and the reduction of our restructured foreign debt.

[GRAPHIC OMITTED] Galicia                                                      3

The 149 b.p. annual increase in the average yield on interest-earning assets was mainly due to an increase in the average yield on loans to the private sector and to such loans' greater relative weight within total interest-earning assets. In addition, it should be reminded that the average yield on government securities for the first quarter of FY2007 was reduced by the Ps.27.5 million loss from the sale of Boden 2012 carried out in February 2007, the proceeds of which were used to repurchase part of the Bank's foreign debt. Excluding this effect, the average yield on interest-earning assets would have been 10.23% and, as a consequence, net of this effect, the increase in the average yield on interest-earning assets between the first quarter of FY2008 and the same quarter of FY2007 would have been of 89 b.p.

The average cost of interest-bearing liabilities recorded a 69 b.p. decrease. This reduction was a consequence, mainly, of the above-mentioned change in the composition of liabilities which, together with the growth in deposits, produced a significant increase in the relative weight of the latter within total liabilities. This effect was partially offset by: (i) an increase in the average cost of interest-bearing deposits, consistently with the developments in the overall Argentine market, and (ii) an 88 b.p. increase in the rate of "Debt Securities", due to the increase in the cost of the restructured foreign debt in accordance with contractual conditions. In turn, the average cost of interest-bearing liabilities for the first quarter of FY2007 was significantly influenced by two significant issues: (i) the swap of Secured Loans for Boden 2012 that resulted in a Ps.32.8 million loss, which caused the 28.04% average cost of the item "Argentine Central Bank", and (ii) the profits generated by the repurchase of part of the Bank's restructured foreign debt at market prices, which are reflected in the average cost of the item "Other Interest-Bearing Liabilities". Excluding these effects, the average cost on interest-bearing liabilities for the first quarter of FY2007 would have been 7.73%, and the decrease between the first quarter of FY2008 and the same quarter of FY2007 would have been of 22 b.p.

                                              Average balances in millions of pesos. Yields and rates in annualized nominal %
-----------------------------------------------------------------------------------------------------------------------------
                                              FY 2008                                                                 FY 2007
                                      ---------------   ---------------------------------------------------------------------
Table III                                       1st Q             4th Q             3rd Q             2nd Q             1st Q
Average Balances,                     ---------------   ---------------   ---------------   ---------------   ---------------
 Yield and Rates (*)                  Av. B.     Int.   Av. B.     Int.   Av. B.     Int.   Av. B.     Int.   Av. B.     Int.
-----------------------------------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
Interest-Earning Assets               19,726    11.12   18,845    10.89   18,371     9.70   17,487     9.64   18,201     9.63
Government Securities (**)             3,890     4.45    3,950     5.03    4,293     3.84    4,393     4.79    4,479     3.09
Loans                                 11,953    15.06   11,132    14.86   10,563    13.40    9,974    13.18   10,447    13.73
 - Private Sector                     10,727    15.07    9,932    15.14    9,367    13.84    8,349    13.11    7,728    13.11
 - Public Sector                       1,226    14.95    1,200    12.54    1,196     9.98    1,625    13.54    2,719    15.47
Other                                  3,883     5.69    3,763     5.27    3,515     5.74    3,120     5.12    3,275     5.50
 - Financial Trusts                      992    10.82      968     6.99      913    10.32      902     8.59      884    10.00
 - Government Securities to be
    Received                               -        -        -        -        -        -      104     3.57      406     3.64
 - Other Interest Earning Assets       2,891     3.93    2,795     4.68    2,602     4.14    2,114     3.72    1,985     3.87
                                      ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
Interest-Bearing Liabilities          15,628     7.51   14,880     7.68   14,932     5.96   14,660     6.84   15,510     8.20
Current Accounts                         872     2.11      796     2.34      667     2.17      668     2.41      628     2.60
Savings Accounts                       2,564     0.17    2,449     0.17    2,371     0.17    2,136     0.31    2,057     0.29
Time Deposits                          7,157     9.60    6,625     9.92    6,813     8.14    6,656     7.77    6,330     8.22
Debt Securities                        2,919    10.22    3,077    10.06    3,506     5.15    3,824     9.41    3,808     9.34
Argentine Central Bank                     -        -        -        -        -        -       81     5.87      965    28.04
Other Interest-Bearing Liabilities     2,116     7.84    1,933     7.94    1,575     8.63    1,295     7.51    1,722     6.00

(*) Does not include the adjustment to the valuation of public-sector assets pursuant to Communique "A" 3911 of the Argentine Central Bank, nor quotation differences. Annual nominal rates were calculated using a 360-day denominator.
(**) Includes Discount Bonds and GDP-Linked Units, valued in accordance with
     Communique "A" 4270.

Provisions for loan losses for the first quarter of FY 2008 amounted to Ps.85.2 million, Ps.35.8 million more than in the same quarter of the prior year. This increase was due, mainly, to the seasoning of the individuals' portfolio.

[GRAPHIC OMITTED] Galicia                                                      4

Net income from services amounted to Ps.274.0 million, up 35.7% from the Ps.201.9 million recorded in the first quarter of the previous fiscal year. All items recorded a significant increase as compared with the same quarter of 2007 -particularly fees related with credit and debit cards and insurance products and credit-related fees-, as a consequence of the significant increase in the volume of transactions, together with certain adjustments, in the last twelve months, in the price of some services, in line with the dynamics of the Argentine financial market.

                                                                              In millions of pesos
--------------------------------------------------------------------------------------------------
                                           FY 2008                                         FY 2007
Table IV                                 ---------   ---------------------------------------------
Income from Services, Net                  1(st) Q     4(th) Q     3(rd) Q     2(nd) Q     1(st) Q
--------------------------------------   ---------   ---------   ---------   ---------   ---------
National Cards                                79.4        76.6        65.9        57.0        53.7
Regional Credit Cards                        126.4       118.8       112.7       100.4        91.4
Deposit Accounts                              45.8        44.3        41.4        39.3        35.5
Insurance                                     24.9        22.1        20.9        18.7        18.7
Financial Fees                                 9.2         8.0         7.8         6.8         6.2
Credit-Related Fees                           22.7        21.8        22.7        19.1        15.5
Foreign Trade                                 10.7        11.2        10.4         9.0         8.9
Collections                                    7.9         7.8         7.3         6.5         5.7
Utility-Bills Collection Services              4.2         4.1         3.6         3.3         3.1
Mutual Funds                                   1.1         1.0         0.9         0.9         0.8
Other                                         22.1        21.8        21.5        19.6        17.9
                                         ---------   ---------   ---------   ---------   ---------
  Total Income                               354.4       337.5       315.1       280.6       257.4
                                         ---------   ---------   ---------   ---------   ---------
  Total Expenditures                          80.4        77.7        66.7        57.5        55.5
                                         ---------   ---------   ---------   ---------   ---------
  Income from Services, Net                  274.0       259.8       248.4       223.1       201.9
                                         =========   =========   =========   =========   =========

Administrative expenses for the quarter totaled Ps.369.8 million, up 37.8% from the same quarter of the prior year. Personnel expenses rose 46.7%, mainly due to salary increases and to a 15.1% growth in the Bank's staff. The remaining administrative expenses grew 28.0%, mainly as a consequence of the greater level of activity, the geographical expansion of the regional credit-card companies and inflation during the period, as well as greater taxes and depreciation expenses.

Net other losses amounted to Ps.12.5 million, representing a Ps.12.0 million increase from the loss recorded in the same quarter of the prior year. The quarter's loss was mainly made up of a Ps.29.5 million loss from the net establishment of reserves, partially offset by a Ps.6.7 million profit due to loans recovered and a Ps.5.9 million gain on margin requirements of repo transactions. The loss recorded in the first quarter of FY2007 was mainly the consequence of: (i) a Ps.30.5 million loss from the amortization of differences for amparo claims, and (ii) a Ps.7.3 million loss from the net establishment of reserves. These effects were partially offset by: (i) a Ps.24.8 million profit from loans recovered and (ii) a Ps.12.2 million profit on margin requirements of repo transactions.

The income tax charge was Ps.20.1 million, Ps.2.1 million higher than in the first quarter of FY 2007. This charge corresponds mainly to the regional credit-card companies.

LEVEL OF ACTIVITY

The Bank's total exposure to the private sector reached Ps.14.148 million, up 36.5% during the year and an annualized 23.3% during the quarter.

Total loans to the private sector granted by the Bank's Argentine operation increased 47.8% between March 31, 2008 and the same date of the previous year. The Bank's market share of private-sector loans reached 7.79% as of March 31, 2008, up from 7.49% as of March 31, 2007.

The regional credit-card companies' total loan portfolio amounted to Ps.2,056 million, representing a 34.1% increase between March 31, 2008 and the same date of the previous year.

[GRAPHIC OMITTED] Galicia                                                      5

Total gross loans as of March 31, 2008 amounted to Ps.12,557 million, of which Ps.1,355 million were loans to the financial and non-financial public sector.

                                                                              In millions of pesos
--------------------------------------------------------------------------------------------------
                                           FY 2008                                         FY 2007
Table V                                  ---------   ---------------------------------------------
Exposure to the Private Sector             1(st) Q     4(th) Q     3(rd) Q     2(nd) Q     1(st) Q
--------------------------------------   ---------   ---------   ---------   ---------   ---------
Loans                                       11,202      10,657       9,949       8,912       8,126
Leasing                                        403         360         327         284         241
Corporate Securities                            16          21          20          33          26
Other Financing (*)                          1,596       1,409       1,311       1,229       1,118
                                         ---------   ---------   ---------   ---------   ---------
Total Credit                                13,217      12,447      11,607      10,458       9,511
                                         ---------   ---------   ---------   ---------   ---------
Securitized Loans (**)                         931         978         834         904         855
                                         ---------   ---------   ---------   ---------   ---------
Total                                       14,148      13,425      12,441      11,362      10,366
                                         =========   =========   =========   =========   =========

(*) Includes certain accounts under the balance sheet heading Other Receivables from Financial Brokerage, Guarantees Granted and Unused Balances of Loans Granted.
(**) As of March 31, 2008, includes the outstanding balances of the loans transferred to the following trusts: "Galtrust II", "Galtrust V", "Galicia Personales III", "Galicia Personales IV", "Galicia Personales V", "Galicia Personales VI", "Galicia Personales VII", "Galicia Creditos Inmobiliarios I", "Galicia Creditos Inmobiliarios II", "Galicia Prendas Comerciales I", "Galicia Leasing I." Also includes the outstanding balances of the loans securitized by the regional credit-card companies.

Private-sector loan growth during FY 2007 was mainly concentrated in middle-market companies (57.2%) and individuals (41.5%). By sector of activity, the Bank increased its exposure mainly to the retail- and wholesale-trade sector (72.2%), consumers (41.1%), the manufacturing sector (31.9%) and the agriculture and livestock sectors (19.8%).

                                                                              In millions of pesos
--------------------------------------------------------------------------------------------------
                                           FY 2008                                         FY 2007
Table VI                                 ---------   ---------------------------------------------
Loans by Type of Borrower                  1(st) Q     4(th) Q     3(rd) Q     2(nd) Q     1(st) Q
--------------------------------------   ---------   ---------   ---------   ---------   ---------
Large Corporations                           1,879       1,870       1,848       2,015       1,759
Middle-Market Companies                      4,341       3,994       3,330       2,929       2,762
Individuals                                  4,816       4,631       4,358       3,755       3,403
Financial Sector                               274         269         520         320         309
Non-Financial Public Sector                  1,247       1,211       1,199       1,200       2,781
                                         ---------   ---------   ---------   ---------   ---------
  Total Loans                               12,557      11,975      11,255      10,219      11,014
                                         ---------   ---------   ---------   ---------   ---------
Allowances                                     461         429         389         365         355
                                         ---------   ---------   ---------   ---------   ---------
  Total Loans, Net                          12,096      11,546      10,866       9,854      10,659
                                         =========   =========   =========   =========   =========

[GRAPHIC OMITTED] Galicia                                                      6

                                                                              In millions of pesos
--------------------------------------------------------------------------------------------------
                                           FY 2008                                         FY 2007
Table VII                                ---------   ---------------------------------------------
Loans by Sector of Activity                1(st) Q     4(th) Q     3(rd) Q     2(nd) Q     1(st) Q
--------------------------------------   ---------   ---------   ---------   ---------   ---------
Financial Sector                               274         269         520         320         309
Services                                     2,533       2,357       2,433       2,161       3,540
 - Public Sector                             1,247       1,211       1,199       1,200       2,781
 - Other                                     1,286       1,146       1,234         961         759
Agriculture & Livestock                      1,307       1,218         994         884       1,091
Consumer                                     4,587       4,402       4,146       3,587       3,250
Retail & Wholesale Trade                     1,608       1,575       1,277       1,303         934
Construction                                   210         268         161         308         295
Manufacturing                                1,954       1,807       1,641       1,522       1,481
Other                                           84          79          83         134         114
                                         ---------   ---------   ---------   ---------   ---------
  Total Loans                               12,557      11,975      11,255      10,219      11,014
                                         ---------   ---------   ---------   ---------   ---------
Allowances                                     461         429         389         365         355
                                         ---------   ---------   ---------   ---------   ---------
  Total Loans, Net                          12,096      11,546      10,866       9,854      10,659
                                         =========   =========   =========   =========   =========

Since March 31, 2007 the Bank reduced significantly its exposure to the public sector (See Table VIII). Such exposure dropped by Ps.1,814 million since that date, mainly as a consequence of the following decreases: (i) Ps.1,426 million in the balance of Secured Loans, due to sales, and (ii) Ps.707 million in the balance of Boden 2012 bonds (recorded under "Government Securities" and "Other Receivables from Financial Brokerage") due to the collection of amortization and interest coupons and to sales of those bonds to fund the repurchase of restructured foreign debt. These decreases were slightly offset by a Ps.286 million increase in the net position of government securities held for trading, mainly composed of Bills and Notes issued by the Argentine Central Bank (Lebac and Nobac).

As of April 30, 2007, the Bank did not record any debt with the Argentine Central Bank, which amounted to Ps.380 million as of March 31, 2007.

                                                                              In millions of pesos
--------------------------------------------------------------------------------------------------
Table VIII                                 FY 2008                                         FY 2007
Net Exposure to the Argentine Public     ---------   ---------------------------------------------
 Sector (*)                                1(st) Q     4(th) Q     3(rd) Q     2(nd) Q     1(st) Q
--------------------------------------   ---------   ---------   ---------   ---------   ---------
Government Securities' Net Position          3,893       3,859       3,960       4,694       3,927
  Trading                                      491         417         529         664         205
  Boden 2012                                 2,710       2,744       2,723       3,316       3,008
  Discount Bonds and GDP-Linked Units          692         698         708         714         714
Loans                                        1,355       1,318       1,306       1,307       2,780
  National Secured Loans, Net                1,247       1,211       1,199       1,200       2,673
  Other                                        108         107         107         107         107
Other Receivables Resulting from
 Financial Brokerage                           890         870         856         847       1,245
  Boden 2012                                     -           -           -           -         409
  Trust Certificates of Participation
   and Securities                              890         870         856         847         836
                                         ---------   ---------   ---------   ---------   ---------
Total Assets                                 6,138       6,047       6,122       6,848       7,952
                                         ---------   ---------   ---------   ---------   ---------
Liabilities with the Argentine Central
 Bank                                            -           -           -           -         380
                                         ---------   ---------   ---------   ---------   ---------
Net Exposure                                 6,138       6,047       6,122       6,848       7,572
                                         =========   =========   =========   =========   =========

(*) Excludes deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with the Argentine Central Bank's minimum cash requirements.

[GRAPHIC OMITTED] Galicia                                                      7

Equity investments amounted to Ps.53.8 million, up 13.3% from the Ps.47.5 million recorded at the end of the first quarter of FY 2007.

The item "Bank Premises and Equipment, Miscellaneous and Intangible Assets" includes Ps.284 million of net deferred losses associated to amparo claims. This amount includes Ps.212 million of deferred amortization.

The Bank's consolidated deposits amounted to Ps.13,895 million, of which Ps.280 million were deposits in Galicia Uruguay.

As of March 31, 2008, the Bank's deposits in Argentina amounted to Ps.13,635 million, representing a 17.0% increase in the twelve months ended March 31, 2008, and a 21.4% annualized increase in the quarter.

                                                                              In millions of pesos
--------------------------------------------------------------------------------------------------
                                           FY 2008                                         FY 2007
Table IX                                 ---------   ---------------------------------------------
Deposits in Argentina                      1(st) Q     4(th) Q     3(rd) Q     2(nd) Q     1(st) Q
--------------------------------------   ---------   ---------   ---------   ---------   ---------
In Pesos                                    11,847      11,243      10,777      10,850      10,334
  Current Accounts                           3,031       2,698       2,514       2,491       2,116
  Savings Accounts                           2,445       2,479       2,283       2,313       2,116
  Time Deposits                              6,030       5,640       5,378       5,336       5,372
  Adjusted Time Deposits                       101         202         376         454         503
  Other                                        240         224         226         256         227
In Foreign Currency                          1,788       1,748       1,687       1,333       1,317
                                         ---------   ---------   ---------   ---------   ---------
Total Deposits                              13,635      12,991      12,464      12,183      11,651
                                         =========   =========   =========   =========   =========

As of March 31, 2008, the Bank's estimated market share of deposits in the Argentine financial system, considering its deposits in Argentina only, was 6.16%, compared with 6.43% as of the same date of 2007.

Considering only private-sector deposits, the Bank's estimated deposit market share reached 8.21% as of March 31, 2008, compared with 8.61% as of March 31, 2007. This decrease was mainly attributable to a lower share of the institutional deposits market due the Bank's good liquidity position.

                                                                                       Percentages
--------------------------------------------------------------------------------------------------
                                           FY 2008                                         FY 2007
Table X                                  ---------   ---------------------------------------------
Market Share (*)                           1(st) Q     4(th) Q     3(rd) Q     2(nd) Q     1(st) Q
--------------------------------------   ---------   ---------   ---------   ---------   ---------
Total Deposits                                6.16        6.32        6.24        6.39        6.43
Private Sector Deposits                       8.21        8.23        8.34        8.45        8.61
Total Loans                                   7.47        7.41        7.44        7.18        7.77
Loans to the Private Sector                   7.79        7.75        7.59        7.69        7.49

(*) Banco de Galicia y Buenos Aires S.A., only, within the Argentine financial system, according to the daily information on deposits and loans published by the Argentine Central Bank. End-of-period data.
     Deposits and Loans include only principal.
     The regional credit-card companies' data is not included.

Other financial liabilities decreased by Ps.349 million from the amount as of the end of the first quarter of FY 2007. The decrease was mainly the consequence of: (i) a reduction of the Bank's restructured foreign debt of US$ 328 million (including the capitalization of interest on subordinated notes and loans due in 2019) due to amortization, prepayments and cancellations in advance, and (ii) the repayment of debt with the Argentine Central Bank for Ps.380 million. These decreases were partially offset by an increase in the balance of repo transactions.

[GRAPHIC OMITTED] Galicia                                                      8

                                                                              In millions of pesos
--------------------------------------------------------------------------------------------------
                                           FY 2008                                         FY 2007
Table XI                                 ---------   ---------------------------------------------
Other Financial Liabilities                1(st) Q     4(th) Q     3(rd) Q     2(nd) Q     1(st) Q
--------------------------------------   ---------   ---------   ---------   ---------   ---------
Argentine Central Bank                           1           1           1           1         380
  Advance for the Purchase the Hedge
   Bond                                          -           -           -           -         380
  Other                                          1           1           1           1           -
Foreign Banks and International
 Entities                                      593         504         457         308         282
Negotiable Obligations (*)                   2.951       3.051       3.235       4.008       3.834
Other (**)                                   3.575       3.447       2.798       2.602       2.973
                                         ---------   ---------   ---------   ---------   ---------
Total                                        7.120       7.003       6.491       6.919       7.469
                                         =========   =========   =========   =========   =========

(*)  Includes subordinated negotiable obligations.
(**) Includes, mainly, loans from domestic banks and other domestic institutions, repos and debt with retailers in connection with the financing of credit-card purchases.

As of March 31, 2008, the Bank had 1.4 million deposit accounts, reflecting an increase of approximately 177 thousand accounts as compared with the same date of the previous year. Likewise, the number of credit cards reached 5.6 million, with a 27.1% increase from the 4.4 million credit cards managed a year before (See the "Additional Information" table).

ASSET QUALITY

The Bank's non-accrual loan portfolio amounted to Ps.405 million as of March 31, 2008, while it amounted to Ps.295 million as of the same date of the prior year. The non-accrual loan portfolio represented 3.62% of total loans to the private sector as of March 31, 2008, a similar level than that as of the same date of the prior year.

The allowance for loan losses represented 4.12% of total loans to the private sector as of March 31, 2008 and 4.37% as of March 31, 2007. The coverage of the non-accrual loan portfolio with allowances for loan losses reached 113.83% and the coverage with guarantees was 10.12%. The combined coverage of non-accrual loans with allowances and guarantees was 123.95%.

                                                          In millions of pesos, except percentages
--------------------------------------------------------------------------------------------------
                                           FY 2008                                         FY 2007
Table XII                                ---------   ---------------------------------------------
Loan Portfolio Quality                     1(st) Q     4(th) Q     3(rd) Q     2(nd) Q     1(st) Q
--------------------------------------   ---------   ---------   ---------   ---------   ---------
Non-Accrual Loans (*)                          405         376         385         321         295
 - With Preferred Guarantees                    35          44          42          41          40
 - With Others Guarantees                        6           5           5           5           5
 - Without Guarantees                          364         327         338         275         250
Allowance for Loan Losses                      461         429         389         365         355
                                         ---------   ---------   ---------   ---------   ---------
Non-Accrual Loans to Total Loans (%)          3.23        3.14        3.42        3.14        2.68
Non-Accrual Loans to Private-Sector
 Loans (%)                                    3.62        3.53        3.87        3.60        3.63
Allowance for Loan Losses to Total
 Loans (%)                                    3.67        3.58        3.46        3.57        3.22
Allowance for Loan Losses to
 Private-Sector Loans (%)                     4.12        4.03        3.91        4.10        4.37
Allowance for Loan Losses to
 Non-Accrual Loans (%)                      113.83      114.10      101.04      113.71      120.34
Non-Accrual Loans with Guarantees to
 Non-Accrual Loans (%)                       10.12       13.03       12.21       14.33       15.25

(*) The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

During the quarter, Ps.51 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.1 million were made.

[GRAPHIC OMITTED] Galicia                                                      9

                                                                              In millions of pesos
--------------------------------------------------------------------------------------------------
Table XIII                                 FY 2008                                         FY 2007
Consolidated Analysis of Loan Loss       ---------   ---------------------------------------------
 Experience                                1(st) Q     4(th) Q     3(rd) Q     2(nd) Q     1(st) Q
--------------------------------------   ---------   ---------   ---------   ---------   ---------
Allowance for Loan Losses at the
 Beginning of the Quarter                      429         389         365         355         327
Changes in the Allowance for Loan
 Losses
  Provisions Charged to Income                  83          95          71          35          48
  Provisions Reversed                            -         (18)          -           -          (3)
  Charge Offs                                  (51)        (37)        (47)        (25)        (17)
Allowance for Loan Losses at Quarter
 End                                           461         429         389         365         355
                                         ---------   ---------   ---------   ---------   ---------
Charge to the Income Statement
  Provisions Charged to Income                  83          95          71          35          48
  Direct Charge Offs                             1           1           1           1           1
  Bad Debts Recovered                           (7)        (12)        (18)         (7)        (25)
  Provisions Reversed (*)                        -         (18)          -           -          (3)
Net Charge to the Income Statement              77          66          54          29          21

(*)  Recorded under "Net Other Income".

In the following table, asset quality information is also shown in terms of "total credit." Total credit is defined as loans, certain accounts included in "Other Receivables Resulting from Financial Brokerage" representing credit transactions, assets under financial leases, guarantees granted and unused balances of loans granted.

                                                          In millions of pesos, except percentages
--------------------------------------------------------------------------------------------------
                                           FY 2008                                         FY 2007
Table XIV                                ---------   ---------------------------------------------
Asset Quality - Total Credit               1(st) Q     4(th) Q     3(rd) Q     2(nd) Q     1(st) Q
--------------------------------------   ---------   ---------   ---------   ---------   ---------
Non-Accrual Portfolio (*)                      422         399         408         345         323
  - With Preferred Guarantees                   37          45          44          44          43
  - With Other Guarantees                        6           5           5           5           5
  - Without Guarantees                         379         349         359         296         275
Allowance for Credit Losses                    474         447         408         383         375
                                         ---------   ---------   ---------   ---------   ---------
Non-Accrual Portfolio to Total
 Credit (%)                                   2.90        2.90        3.16        2.93        2.61
Non-Accrual Portfolio to
 Private-Sector Credit (%)                    3.19        3.21        3.52        3.30        3.40
Allowance for Credit Losses to Total
 Credit (%)                                   3.25        3.25        3.16        3.26        3.02
Allowance for Credit Losses to
 Private-Sector Credit (%)                    3.59        3.59        3.52        3.66        3.94
Allowance for Credit Losses to
 Non-Accrual Portfolio (%)                  112.32      112.03      100.00      111.01      116.10
Non-Accrual Portfolio with Guarantees
 to Non-Accrual Portfolio (%)                10.19       12.53       12.01       14.20       14.86

(*) Includes credits classified under the categories mentioned in the note to Table XII.

CAPITALIZATION AND LIQUIDITY

As of March 31, 2008, the Bank's consolidated computable capital exceeded by Ps.897 million the Ps.1,512 million minimum capital requirement. This excess was Ps.491 million as of March 31, 2007.

The increase in the minimum capital requirement between March 31, 2008 and March 31, 2007 was mainly attributable to the Bank's greater exposure to the private sector.

The Ps.668 million increase in computable regulatory capital as of March 31, 2007 was mainly attributable to the capital increase completed in August last year, which generated an aggregate increase in the shareholders' equity items "capital stock" and "issuance premiums", after issuance costs, of Ps.466

[GRAPHIC OMITTED] Galicia                                                     10
million. The Ps.156 million increase in the supplemental capital was mainly a consequence of having been able to compute more subordinated debt as supplemental capital, given the increase in core capital.

The Ps.157 million decrease in our excess capital between December 31, 2007 and March 31, 2008 was attributable to the increase in the minimum capital requirement. This greater capital requirement mainly resulted from the increase in the regulatory requirement on public-sector exposure tied to the increase, on January 1, 2008, of the "Alfa 1" coefficient from 0.50% to 0.75%.

                                                In millions of pesos, except rates and percentages
--------------------------------------------------------------------------------------------------
                                           FY 2008                                         FY 2007
Table XV                                 ---------   ---------------------------------------------
Consolidated Regulatory Capital            1(st) Q     4(th) Q     3(rd) Q     2(nd) Q     1(st) Q
--------------------------------------   ---------   ---------   ---------   ---------   ---------
Minimum Capital Required (A)                 1,512       1,303       1,319       1,301       1,250
  Allocated to Financial Assets                877         786         754         671         598
  Allocated to Fixed Assets                    157         153         155         149         148
  Allocated to Other Assets                     61          61          63          54          68
  Allocated to Market Risk                      10          20          21          22          11
  Allocated to Interest-Rate Risk               56          52          67          92          89
  Allocated to Lending to the Public
   Sector                                      351         231         259         313         336
Computable Capital (B)                       2,409       2,357       2,311       1,733       1,741
  Core Capital                               1,796       1,757       1,751       1,244       1,252
  Supplemental Capital                         788         757         717         630         632
  Deductions                                  (183)       (160)       (161)       (153)       (145)
  Additional Capital - Market
   Variation                                     8           3           4          12           2
Excess over Required Capital (B) - (A)         897       1,054         992         432         491
                                         ---------   ---------   ---------   ---------   ---------
Total Capital Ratio (%)                      13.57       15.54       15.31       11.77       12.32
                                         =========   =========   =========   =========   =========

As of March 31, 2008, the Bank's unconsolidated liquid assets (held by the Bank's Argentine operation) represented 52.89% of the Bank's transactional deposits and 23.38% of its total deposits in Argentina. Including government securities available, at their market value, the latter ratio was 30.30%.

                                           FY 2008                                         FY 2007
Table XVI                                ---------   ---------------------------------------------
Liquidity (unconsolidated)                 1(st) Q     4(th) Q     3(rd) Q     2(nd) Q     1(st) Q
--------------------------------------   ---------   ---------   ---------   ---------   ---------
Liquid Assets (*) as a percentage of
 Transactional Deposits                      52.89       55.87       60.76       54.58       41.46
Liquid Assets (*) as a percentage of
 Total Deposits                              23.38       24.57       25.91       23.11       16.40

(*) Liquid assets include cash and due from banks (including deposits with the Argentine Central Bank and the special escrow accounts with the monetary authority), holdings of Lebac and Nobac (Argentine Central Bank's bills and notes, respectively), net call money loans, short-term placements with correspondent banks and reverse repos with the local market.

--------------------------------------------------------------------------------
This report is a summary analysis of the Bank's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with the Bank's financial statements, as well as with all other material periodically filed with the National Securities Commission (www.cnv.gov.ar) and the Buenos Aires Stock Exchange (www.bolsar.com). In addition, the Argentine Central Bank (www.bcra.gov.ar) may publish information related to the Bank as of a date subsequent to the last date for which the Bank has published information.
Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.
--------------------------------------------------------------------------------

[GRAPHIC OMITTED] Galicia                                                     11

                      SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)
--------------------------------------------------------------------------------------------------
                                                                              In millions of pesos
--------------------------------------------------------------------------------------------------
                                           FY 2008                                         FY 2007
                                         ---------   ---------------------------------------------
                                           1(st) Q     4(th) Q     3(rd) Q     2(nd) Q     1(st) Q
--------------------------------------   ---------   ---------   ---------   ---------   ---------
Cash and Due from Banks                    2,692.7     2,959.1     2,622.6     2,057.6     2,060.9
Government and Corporate Securities        1,785.8     1,674.8     2,226.9     3,569.3     2,270.6
Net Loans                                 12,095.5    11,546.1    10,866.4     9,854.1    10,658.5
Other Receivables Resulting from
 Financial Brokerage                       3,951.3     3,538.5     3,140.9     3,319.5     3,776.1
Equity Investments in Other Companies         53.8        51.2        51.8        49.8        47.5
Bank Premises and Equipment,
 Miscellaneous and Intangible Assets       1,316.2     1,281.1     1,232.0     1,239.7     1,252.6
Other Assets                               1,524.4     1,475.3     1,329.8       999.1       950.5
                                         ---------   ---------   ---------   ---------   ---------
Total Assets                              23,419.7    22,526.1    21,470.4    21,089.1    21,016.7
                                         ---------   ---------   ---------   ---------   ---------
Deposits                                  13,894.7    13,188.5    12,759.6    12,451.4    11,874.0
Other Liabilities Resulting from
 Financial Brokerage                       6,261.7     6,148.2     5,659.2     6,101.4     6,670.4
Subordinated Negotiable Obligations          857.9       855.3       832.1       817.7       798.5
Other                                        491.6       462.8       417.6       398.6       369.5
Minority Interests                           115.7       111.9        94.0        85.5        77.5
                                         ---------   ---------   ---------   ---------   ---------
Total Liabilities                         21,621.6    20,766.7    19,762.5    19,854.6    19,789.9
                                         ---------   ---------   ---------   ---------   ---------
Shareholders' Equity                       1,798.1     1,759.4     1,707.9     1,234.5     1,226.8
                                         ---------   ---------   ---------   ---------   ---------
Foreign-Currency Assets and
 Liabilities
- Assets                                   6,266.8     6,202.9     6,031.8     6,142.6     5,809.2
- Liabilities                              6,809.8     6,739.2     6,463.0     6,489.2     6,469.7
- Net Forward Purchases/(Sales) of
   Foreign Currency (1)                      750.9       860.5       550.0       401.0       600.6

(*) Banco de Galicia y Buenos Aires S.A., consolidated with subsidiary companies (Art.33 - Law 19550).
(1)  Recorded off-balance sheet.

[GRAPHIC OMITTED] Galicia                                                     12

                      SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)
--------------------------------------------------------------------------------------------------
                                                                              In millions of pesos
--------------------------------------------------------------------------------------------------
                                           FY 2008                                         FY 2007
                                         ---------   ---------------------------------------------
                                           1(st) Q     4(th) Q     3(rd) Q     2(nd) Q     1(st) Q
--------------------------------------   ---------   ---------   ---------   ---------   ---------
FINANCIAL INCOME                             585.5       547.8       513.1       452.9       460.0
- Interest on Cash and Due from Banks          3.3         5.1         3.9         2.0         3.6
- Interest on Loans to the Financial
   Sector                                      0.3         0.3         0.3         0.3         1.8
- Interest on Overdrafts                      36.4        34.4        32.1        25.1        19.6
- Interest on Promissory Notes               104.2        97.3        75.7        61.4        59.8
- Interest on Mortgage Loans                  30.2        29.6        26.0        22.2        20.6
- Interest on Pledge Loans                     3.4         3.7         3.5         2.8         2.5
- Interest on Credit-Card Loans              139.4       127.6       111.9       101.6        90.7
- Interest on Other Loans                     70.8        63.1        56.4        42.5        40.1
- Net Income from Government and
   Corporate Securities                       73.8        56.6        80.6        72.2        22.2
- Interest on Other Receivables
   Resulting from Financial Brokerage          8.7         9.6         8.7         7.3        10.2
- Net Income from Secured Loans -
   Decree No.1387/01                          12.7        12.4        12.2        17.3        28.0
- CER Adjustment                              39.5        47.5        22.1        44.9        90.7
- Other                                       39.4        31.2        56.1        31.1        58.6
- Quotation Differences on Gold and
   Foreign Currency                           23.4        29.4        23.6        22.2        11.6
FINANCIAL EXPENSES                           331.3       334.8       289.7       271.7       357.1
- Interest on Current-Account Deposits         4.6         4.7         3.6         4.0         4.1
- Interest on Savings-Account Deposits         0.9         0.8         0.8         1.5         1.4
- Interest on Time Deposits                  167.3       156.8       131.1       119.1       114.8
- Interest on Subordinated Obligations        24.9        24.2        24.1        23.1        23.3
- Other Interest                               1.1         1.1         1.1         1.3        42.3
- Interest on Interbank Loans Received
   (Call Money Loans)                          0.1         0.7         1.5         0.8         0.9
- Interest on Financing from the
   Financial Sector                            0.3         0.4         0.5         0.5         0.6
- Interest on Other Liabilities
   Resulting from Financial Brokerage         69.7        70.4        77.7        77.5        93.8
- Contributions to the Deposit
   Insurance Fund                              5.7         5.5         5.3         5.0         4.7
- CER Adjustment                               4.5         7.8         7.9         8.3        43.3
- Other                                       52.2        62.4        36.1        30.6        27.9
GROSS FINANCIAL MARGIN                       254.2       213.0       223.4       181.2       102.9
PROVISIONS FOR LOAN LOSSES                    85.2        96.5        72.7        36.9        49.4
INCOME FROM SERVICES, NET                    274.0       259.8       248.4       223.1       201.9
ADMINISTRATIVE EXPENSES                      369.8       355.6       326.5       296.3       268.4
- Personnel Expenses                         206.5       186.6       170.7       157.0       140.8
- Directors' and Syndics' Fees                 1.3         1.3         1.3         1.1         1.3
- Other Fees                                  10.7        11.4        10.0         9.1         7.2
- Advertising and Publicity                   25.0        32.9        29.4        26.8        24.2
- Taxes                                       19.6        20.0        17.4        14.0        13.1
- Depreciation of Premises and
   Equipment                                  15.1        14.4        13.1        11.8        10.0
- Amortization of Organization
   Expenses                                    7.9         8.5         9.2         8.7         9.0
- Other Operating Expenses                    55.6        51.6        49.0        45.1        42.5
- Other                                       28.1        28.9        26.4        22.7        20.3
MINORITY INTERESTS RESULTS                    (3.9)       (5.6)       (8.5)       (8.0)       (5.4)
INCOME FROM EQUITY INVESTMENTS                 2.0         0.7         2.0         0.7         0.7
NET OTHER INCOME                             (12.5)       49.6       (35.3)      (38.6)       (0.5)
INCOME TAX                                    20.1        14.0        23.3        17.5        18.0
NET INCOME / (LOSS)                           38.7        51.4         7.5         7.7       (36.2)

(*) Banco de Galicia y Buenos Aires S.A., consolidated with subsidiary companies (Art.33 - Law 19550).

[GRAPHIC OMITTED] Galicia                                                     13

                                      ADDITIONAL INFORMATION
--------------------------------------------------------------------------------------------------
                                           FY 2008                                         FY 2007
                                         ---------   ---------------------------------------------
                                           1(st) Q     4(th) Q     3(rd) Q     2(nd) Q     1(st) Q
                                         ---------   ---------   ---------   ---------   ---------
Mutual Funds (In millions of pesos)(*)       814.9       617.0       601.9       703.6       545.9
                                         ---------   ---------   ---------   ---------   ---------
Physical Data (Number of)
  Employees                                  9,327       8,962       8,675       8,374       8,106
    Bank in Argentina                        5,451       5,164       5,142       5,021       4,851
    Other companies                          3,876       3,798       3,533       3,353       3,255
  Branches                                     374         363         358         354         348
    Bank Branches                              233         233         233         233         233
    Regional Credit-Card Companies
     Offices                                   141         130         125         121         115
  Deposit Accounts (in thousands)            1,399       1,364       1,327       1,244       1,222
  Credit Cards (in thousands)                5,605       5,391       5,057       4,734       4,409
                                         ---------   ---------   ---------   ---------   ---------
Inflation and Exchange Rates
  Retail Price Index (%)(**)                  2.55        2.49        1.90        1.61        2.23
  Wholesale Price Index (IPIM)(%)(**)         2.68        2.62        4.11        5.32        1.81
  CER Coefficient (%)(**)                     2.42        2.30        1.50        1.91        2.52
  Exchange Rate (Pesos per US$)(***)        3.1653      3.1510      3.1495      3.0908      3.1007

(*)   Market value of the FIMA mutual fund units under custody.
(**)  Variation within the quarter.
(***) As of the last working day of the quarter.

[GRAPHIC OMITTED] Galicia                                                     14

RECENT DEVELOPMENTS

BANCO GALICIA

Shareholders' Meeting

The ordinary and extraordinary meeting of the Bank's shareholders was held on April 29, 2008. The following table shows the composition of the Board of Directors resulting from the shareholders' resolutions:

                                                                        Term expiration date:
                                                                             December 31,
-------------------------------   -----------------------------------   ---------------------
President                         Antonio R. Garces                             2008
Vice-President                    Sergio Grinenco                               2008
Secretary Director                Enrique M. Garda Olaciregui                   2010
Directors                         Daniel Antonio Llambias                       2009
                                  Luis Maria Ribaya                             2010
                                  Guillermo Juan Pando                          2010
                                  Eduardo Oscar Del Piano (1)                   2009
                                  Pablo Maria Garat (1)                         2009
                                  Pablo Gutierrez                               2008
Alternate Directors               Raul Seoane                                   2008
                                  Eduardo Antonio Fanciulli                     2009
                                  Juan Carlos Fossatti (1)                      2008
                                  Osvaldo Hector Canova (1)                     2009
                                  Julio Pedro Naveyra (1)                       2009

(1)  Independent directors according to CNV and Nasdaq rules.

The shareholders resolved that the Ps.4,684,444.39 retained earnings be distributed as follows:

                  - To Legal Reserve                        $936,888.88
                  - To Next Fiscal Year                   $3,747,555.51

Brand Image Change

By the end of last March, we began implementing the change of our brand's image, a decision of a strategic nature that accompanies the constant development of our products and services. This change is focused on visually communicating our identity in a more modern way and on achieving a greater consistency between our identity and its visual representation.

Branch Network

On April 23, 2008, the Bank opened a new branch in the city of Trelew (province of Chubut), thus increasing its nationwide presence.

Financial Trusts - Own Portfolio

During the quarter, the Bank publicly offered the securities issued by the Galicia Personales VII Financial Trust:

[GRAPHIC OMITTED] Galicia                                                     15

                                                            In millions of pesos
--------------------------------------------------------------------------------
                                                               Galicia
                                                           Personales VII
                                                           --------------
Issue date                                                   03.03.2008
Estimated Due Date of the Certificates of Participation      11.15.2012
Underlying Assets (Portfolio Transferred)                    $    150.0
Debt Securities Issued                                       $    139.5
Certificates of Participation                                $     10.5

FINANCIAL SYSTEM AND MAIN REGULATORY CHANGES

Debt Securities and Regulatory Capital

By means of Communique "A" 4782, dated March 3, 2008, the Argentine Central Bank broadened the range of subordinated contractual obligations that financial institutions may compute as supplementary shareholders' equity. Pursuant to this Communique, it is now possible to record as such not only subordinated debt securities with a public offering, but also any other liability contractually subordinated that meets the requirements set forth in the regulation, regardless of the public offering or manner of execution (which allows supplementary capital to include liabilities such as loans or credit lines from abroad, for example). The Superintendency will enforce compliance with the abovementioned requirements.

Operational Risk

By means of Communique "A" 4793, dated April 14, 2008, the Argentine Central Bank established the guidelines for management of operational risk by financial institutions. It did so by defining minimum risk management standards and establishing a schedule for gradual implementation. The progress made by the Bank in this matter is in line with these the new provisions.

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This report is a summary analysis of the Bank's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with the Bank's financial statements, as well as with all other material periodically filed with the National Securities Commission (www.cnv.gov.ar) and the Buenos Aires Stock Exchange
(www.bolsar.com). In addition, the Argentine Central Bank (www.bcra.gov.ar) may publish information related to the Bank as of a date subsequent to the last date for which the Bank has published information.
Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.
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[GRAPHIC OMITTED] Galicia                                                     16